Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

PSEG / Exelon: Background / Rationale

                 E. JAMES FERLAND

                 Chairman, President and CEO, PSEG

CONFIDENTIAL

Outline

Background

Stand-Alone Strategy and Business Outlook

Key Strategic Issues For PSEG

Strategic Rationale for Merger

CONFIDENTIAL

Background to Merger

Discussions with Exelon initially centered on generation options

PSEG Board commissioned two prong approach:

Development of stand-alone business plan

Exploration of strategic combination with Exelon

CONFIDENTIAL

Background

Stand-Alone Strategy and Business Outlook

Key Strategic Issues For PSEG

Strategic Rationale for Merger

Outline

CONFIDENTIAL

15 Largest Generation Companies*

(represents 37% of U.S. capacity)

Integrated Generation

21.0

21.8

Dominion Resources

9

Merchant Generation

2.8

15.9

NRG Energy, Inc.

15

14

13

12

11

10

8

7

6

5

4

3

2

1

Rank

6.9

9.6

8.8

2.8

12.3

10.4

1.4

24.0

13.4

12.7

20.3

12.6

22.1

Market Value

($ billions)

Traditional Utility

Integrated Generation

Integrated Generation

Merchant Generation

Integrated Generation

Traditional Utility

Merchant Generation

Integrated Generation

Integrated Generation

Integrated Generation

Integrated Generation

Integrated Generation

Traditional Utility

Business Model

28.2

Entergy Corporation

24.5

Calpine Corporation

26.5

Exelon Corporation

30.8

FPL Group, Inc.

33.1

Duke Energy Corporation

18.7

Reliant Energy, Inc

19.1

TXU Corp.

23.1

Progress Energy Inc.

16.6

PSEG

17.2

Edison International

16.2

37.0

39.2

Capacity
(GW’s)

American Electric Power Company

Xcel Energy, Inc.

Southern Company

Company

*Excludes public power authorities TVA and Bonneville Power Administration

Sources:  SNL DataSource and PowerDat

PSEG Is A Reasonably-sized Generation Company, But
With Limited Growth Opportunities In The Near Future,
Will Remain Smaller Than Its Integrated Brethren

CONFIDENTIAL

Sources:  SNL DataSource, PowerDat and PSEG data

When Ranked In Class, PSEG Is One Of The Smaller
Integrated Generators And Has One Of The Weaker Credit
Ratings

5%

31%

64%

0%

A/Negative

59%

FPL Group

4

2%

5%

8%

1%

5%

0%

0%

1%

2%

2%

1%

1%

3%

0%

0%

0%

54%

24%

24%

45%

89%

61%

47%

8%

39%

16%

25%

26%

92%

17%

4%

18%

4%

7%

18%

14%

5%

17%

14%

2003 Production Mix

Other

Gas &
Oil

Nuke

4%

6%

22%

B+/Stable

B/Negative

B/Negative

BBB/Negative

BB+/Stable

BBB/Negative

BBB+/Negative

A-/Negative

BBB/Stable

BBB/Stable

BBB/Stable

BBB/Stable

BBB/Stable

A/Stable

S&P Credit
Rating /
Outlook

57%

70%

TXU Corporation

10

28%

67%

PSEG

13

0

79%

Calpine Corporation

7

Merchant

Generation
Companies

Integrated
Generation
Companies

Traditional
Utilities

Business
Model

74%

69%

67%

51%

3%

20%

37%

87%

44%

67%

68%

Coal

15

11

12

9

6

5

3

2

8

14

1

Rank

61%

Duke Energy Corporation

65%

American Electric Power Comp.

59%

Progress Energy

73%

Edison International

64%

Dominion Resources

65%

Exelon Corporation

48%

Entergy Corporation

65%

58%

56%

58%

2003
Capitalization:

% Debt

Xcel  Energy, Inc.

NRG Energy, Inc.

Reliant Energy, Inc.

Southern Company

Company

CONFIDENTIAL

Is PSEG’s scale adequate to be a successful player in the Merchant
Generation Business?

While it is a reasonably-sized generator and can continue to operate profitably, PSEG will likely

Key Strategic Issues

7

CONFIDENTIAL

Remain at a competitive disadvantage versus larger players
who can transfer operating expertise (nuclear and coal) within their fleets

Have more restricted access to the significant capital required for this industry.

Will PSEG’s risk profile continue to suppress its P/E ratio relative to others in the industry?

Key Strategic Issues [ con’t.]

CONFIDENTIAL

PSEG’s Price To Earnings Ratio Is Lower Than
Many Of Its Peers

Constellation

PSEG

PPL

Exelon

FPL

Dominion

AEP

Southern

Duke

Price / Earnings Ratio

As of 8/20/2004

2005

2004

0

5

10

15

20

CONFIDENTIAL

Will PSEG’s risk profile continue to suppress its P/E ratio relative to others in the industry?

The risk resulting from dependence on relatively small number of units for earnings, coupled with international assets, could continue to suppress our P/E.

Key Strategic Issues

CONFIDENTIAL

Current Situation - Strengths

Well-located generating fleet, positioned to benefit from improving market conditions and nuclear / fossil operations

Well-run utility with strong reliability record

Sound New Jersey stakeholder relationships

Improving earnings and cash flow provide longer-term opportunities for share repurchase or selective asset acquisition

Portfolio balance between regulated and non-regulated businesses

CONFIDENTIAL

Current Situation - Issues

Concentration of risks:

Market / Geography (PJM)

Generation concentration

Single state regulation (NJ)

Nuclear operating performance must be improved

Increasingly stringent credit requirements may continue to
impede growth

Ability to grow PSEG Power to fully competitive scale not
assured

Timing to monetize assets on attractive terms uncertain

CONFIDENTIAL

PSEG	
PSEG Energy Holdings	
PSEG Power LLC	▪ ▪ ▪

PSEG

Conclusion

Viable, profitable, competitive business

May give up a degree of operating performance compared
to larger players

May have some capital access limitations

Risk due to concentration of earnings from a small number
of units

Subscale business without strong competitive advantage –
decision made to exit on a timely basis

Viable, stable business with no major competitive disadvantage

PSEG’s Business Model has a solid track record and will continue to perform in the future

CONFIDENTIAL

Background

Stand-Alone Strategy and Business Outlook

Key Strategic Issues For PSEG

Strategic Rationale for Merger

Outline

CONFIDENTIAL

Stand Alone Strengths and Issues

PSEG Issues

PSEG Strengths

Concentration of risks:

Market / Geography (PJM)

Generation concentration

Single state regulation (NJ)

Nuclear operating performance must be
improved

Increasingly stringent credit requirements
may continue to impede growth

Ability to grow PSEG Power to sufficient
scale not assured

Timing to monetize assets on attractive
terms uncertain

Well-located generating fleet positioned to
benefit from improving market conditions
and nuclear / fossil operations

Well-run utility with strong reliability record

Sound New Jersey stakeholder relationships

Improving earnings and cash flows provides
longer-term opportunities for share
repurchase or selected asset acquisitions

Portfolio balance between regulated and
non-regulated businesses

CONFIDENTIAL

Diversification of risks

Market / Geography

Generation concentration

Multi-state regulation

Improve operations

Decrease risk profile

Increase regulated contribution

Reduce international contribution

Improved financial profile – earnings,
cash flow and credit

Gain scale in generation business

Improved cash flow and credit to provide
flexibility

PSEG Objectives

Merger

PSEG Issue

Concentration of risks:

Market / Geography (PJM)

Generation concentration

Single state regulation (NJ)

Nuclear and fossil operating performance
must be improved

Increasingly stringent credit requirements
may continue to impede growth

Ability to grow Power to sufficient scale not
assured

Timing to monetize assets on attractive
terms uncertain

Stand Alone Strategic Objectives

CONFIDENTIAL

Why Should PSEG Consider A Combination With Exelon?

Diversification of Risks

Broader wholesale market

Decrease “Classic PJM” margin exposure from 93% in 2005 to 57% in
2007

Creates greater presence in multiple regions

Merchant generation earnings decrease from 52% to 45%

Access to strong nuclear operating capabilities

Greatly reduced single-unit operating risk

20 nuclear units on 12 sites

Regulated operations span three state jurisdictions

Maintains at least 35% of income from regulated operations

Earnings from international operations decrease from 7% in 2005 to
2% in 2007

CONFIDENTIAL

Improved Operations

Increased ability to achieve nuclear operating improvements

Opportunity to accelerate improvements at Salem and Hope Creek and sustain them thereafter

Fusion nuclear performance (Industry Rank)

Production costs (2-Year Avg.)

Capacity factors (2-Year)

INPO record (2003)

Access to Exelon Management Model for nuclear operations

Highly disciplined proprietary management systems

Management employees

Substantial estimated cost savings / synergies in combined
operations (~$250M retained pre-tax annually)

G&A

Trading

Fossil and Nuclear Operations

Other Operations

Why Should PSEG Consider A Combination With
Exelon? [ con’t.]

CONFIDENTIAL

18

1st

3rd

8th

Improved Financial Profile

Strengthens balance sheet and credit profile

Moody’s Negative Outlook on Parent, Power removed at announcement

Improvements from S&P at closing

Parent, Genco:  From BBB(N) to BBB+

Parent CP:        From A3 to A2

PSE&G:            From A- (N) to A-

PSE&G CP:      From A3 to A2

Combined entity’s cash available for dividends and debt retirement in the range of $2.5 – $3.0B in 2006 and 2007

Debt / Total Capital (1/2006) improves from 56% to 46%

FFO Coverage (2006) improves from 3.8x to 5.0x

Potential 11 - 13% EPS accretion in 2006 – 2007

Reasonable premium to current market value and absolute price

Why Should PSEG Consider A Combination With
Exelon? [ con’t.]

CONFIDENTIAL

Gain Scale in Generation Business

Combined generation fleet of ~40,000 MW

20,000 MW of  low-cost nuclear

Improved Financial and Strategic Flexibility

Increased scale and scope provides opportunities for further expansion and development

Increased core competencies, e.g., nuclear operations

Strengthened ability to attract / retain top notch executives and workforce

Why Should PSEG Consider A Combination With
Exelon? [ con’t.]

CONFIDENTIAL

Benefits of the Merger

Diversifies risks of market/ geography, generation concentration, single-state regulation

Creates scale – the largest generation business and the largest T&D business in the country

Creates $400 - $500M in synergy-related improvements

Significantly improves earnings, cash flow, and credit quality

Improves operations through sharing of best practices, creating benefits for customers

Improves ability to attract and retain top caliber employees.  Longer-term, enhances career opportunities for associates.

CONFIDENTIAL

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Form 10-K of Public Service Enterprise Group Incorporated and Exelon Corporation, respectively, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.